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THE SHERWIN-WILLIAMS COMPANY
Contact:  Conway G. Ivy
          Vice President, Corporate Planning and Development
          216-566-2102


FOR IMMEDIATE RELEASE


        CLEVELAND, OHIO, December 7, 1995 -- The Sherwin-Williams Company (NYSE:SHW) today announced that it has extended the expiration date of its outstanding tender offer for all of the outstanding stock of Pratt & Lambert United, Inc. (NYSE:PLU) to 5:00 p.m., New York time, on January 5, 1996. The tender offer, which is being made pursuant to a merger agreement between the two companies, previously was scheduled to expire on December 8, 1995. As a result of the extension, all shares acquired through Sherwin-Williams' tender offer will be purchased in 1996. Sherwin-Williams expects the tender offer to be consummated in early January, 1996.

     Sherwin-Williams also reported that as of the close of business December 7, 1995, approximately 2,510,804 shares of Pratt & Lambert stock had been tendered pursuant to the tender offer, representing approximately 22% of the outstanding shares. Pursuant to the Stock Option, Pledge and Security Agreement previously entered into, certain of Pratt & Lambert United's shareholders have committed to promptly tender an aggregate of 4,563,651 additional shares (or approximately 40% of the total shares outstanding) to Sherwin-Williams not later than January 3, 1996.


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